EXHIBIT 99.1

Standard Lithium Files Preliminary Economic Assessment Report for the South-West Arkansas Lithium Project

EL DORADO, Ark., Nov. 26, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), today announced it has now filed a Preliminary Economic Assessment Report (Technical Report) for the Company’s South-West Arkansas Lithium Project, further to its news release dated October 12, 2021. The report is available on www.sedar.com and https://www.standardlithium.com/projects/arkansas-smackover.

The Technical Report, entitled “Preliminary Economic Assessment of SW Arkansas Lithium Project” was prepared by independent consulting companies: NORAM, HGA (Hunt, Guillot & Associates), APEX Geoscience Ltd., ECCI, Matrix Solutions Inc., and METNETH2O Inc.

Key Points:

  Pre-tax US$2.83 Billion NPV at 8% discount rate and IRR of 40.5%;
  After-tax US$1.97 Billion NPV at 8% discount rate and IRR of 32.1%;
  20-year mine-life producing an average of 30,000 tonnes per year of battery-quality lithium hydroxide monohydrate (LHM);
  Operating costs of US$2,599 per tonne of battery quality lithium hydroxide;
  AACE Class 5 Total CAPEX estimate of US$870 Million including conservative 25% contingency of direct capital costs; and,
  SW Arkansas Lithium Project PEA lithium brine resource is updated to consider the potential unitized area of production, leading to an increased total (global) in-situ resource of 1,195,000 tonnes Lithium Carbonate Equivalent (LCE) at the Inferred Category.

The final content of this news release has been reviewed by Clive Brereton, a fellow of the Canadian Academy of Engineering and vice-president of NORAM Engineering and Constructors, and reviewed and approved by Eric Mielke, of NORAM. Mr. Mielke is a qualified person as the term is defined in National Instrument 43-101 and is independent of the company.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company's flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess's south plant facility in southern Arkansas. The demonstration plant utilizes the Company's proprietary LiSTR technology to selectively extract lithium from Lanxess's tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in south west Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino county, California.

Standard Lithium is jointly listed on the TSX Venture and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of the PEA, including NPV, IRR, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information, contact Anthony Alvaro at (604) 240 4793

Contact: info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/